[Date]


Oppenheimer Total Return Fund, Inc.
6803 S. Tucson Way
Englewood, Colorado  80112

Dear Sirs:

We have reviewed the Agreement and Plan of Reorganization between Oppenheimer Total Return Fund, Inc. (Total Return) and Oppenheimer Disciplined Allocation Fund (Disciplined) which is attached as Exhibit B of Oppenheimer Series Fund Inc.'s Registration Statement under the Securities Act of 1933 on Form N-14 filed with the Securities and Exchange Commission on June 5, 2000 concerning the acquisition by Total Return of substantially all of the assets of Disciplined solely for voting shares of beneficial interest in Total Return, followed by the distribution of such shares in exchange for all of the outstanding shares of Disciplined.

Section 368(a)(1)(C), IRC provides that, when determining whether the exchange is solely for stock, the assumption by Total Return of a liability of Disciplined shall be disregarded.

The management of Disciplined has represented to us that there is no plan or intention by any shareholder of Disciplined who owns 5% or more of the outstanding shares of Disciplined and, to the best of their knowledge, there is no plan or intention on the part of the remaining shareholders of Disciplined to redeem, sell, exchange, or otherwise dispose of Total Return shares to Total Return, other than in the ordinary course of business.

Management of each fund has further represented to us that, as of the date of the exchange, both Total Return and Disciplined will qualify as regulated investment companies or will meet the diversification test of Section 368(a)(2)(F)(ii), IRC, and that a significant portion (as contemplated by Regulation Section 1.368-1(d)(3), IRC) of Oppenheimer Disciplined Allocation Fund's existing assets will continue to be held beyond the date of the transaction and liquidated only in the ordinary course of business.

In our opinion, the federal tax consequences of the transaction, if carried out in the manner outlined in the Agreement and in accordance with the above representations, will be as follows:

1. The transactions contemplated by the Agreement will qualify as a tax-free "reorganization" within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended, and under the regulations promulgated thereunder.

2. Total Return and Disciplined will each qualify as a "party to a reorganization" within the meaning of Section 368(b)(2).

3. No gain or loss will be recognized by the shareholders of Disciplined upon the distribution of shares of beneficial interest in Total Return to the shareholders of Disciplined pursuant to Section 354.

4. Under Section 361(a) no gain or loss will be recognized by Disciplined by reason of the transfer of its assets solely in exchange for shares of Total Return.

5. Under Section 1032 no gain or loss will be recognized by Total Return by reason of the transfer of Disciplined assets solely in exchange for shares of Total Return.

6. The stockholders of Disciplined will have the same tax basis and holding period for the shares of beneficial interest in Total Return that they receive as they had for the stock of Disciplined that they previously held, pursuant to Sections 358(a) and 1223(1), respectively.

7. The securities transferred by Disciplined to Total Return will have the same tax basis and holding period in the hands of Total Return as they had for Disciplined, pursuant to Sections 362(b) and 1223(1), respectively.

Very truly yours,







































205420_Taxopinion_D&T.doc